UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⌧           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of United Maritime Corporation (the “Company”) dated August 6, 2024, titled “United Maritime Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2024 and Declares Dividend of $0.075 Per Share.”

Attached to this report on Form 6-K as Exhibit 99.2 is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Interim Condensed Consolidated Financial Statements of the Company as of and for the six-month period ended June 30, 2024.

This report on Form 6-K and the exhibits hereto, excluding the statements attributed to the Company’s Chairman & Chief Executive Officer, are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-273116 and 333-266099).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  August 8, 2024

UNITED MARITIME CORPORATION

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer